

Mail Stop 4631

June 21, 2018

Via E-mail
Ms. Jan A. Bertsch
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

>   **Re: Owens-Illinois, Inc.**
>   **Form 10-K for the Year Ended December 31, 2017**
>   **Filed February 14, 2018**
>   **File No. 1-9576**
>
>   **Owens-Illinois Group Inc.**
>   **Form 10-K for the Year Ended December 31, 2017**
>   **Filed February 14, 2018**
>   **File No. 33-13061-01**

Dear Ms. Bertsch:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ John Cash
>
>   John Cash
>   Accounting Branch Chief
>   Office of Manufacturing and
>   Construction